SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ExpressJet Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
30218U106
(CUSIP Number)
Louise Guarneri Credit Suisse Eleven Madison Avenue, New York, NY 100010 (212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

CUSIP No. 30218U106		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ ⁫ (see instructions) (b) ☒ ⁮
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒ ⁮
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,002,505
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,002,505
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,002,505
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.8%
14		TYPE OF REPORTING PERSON (see instructions) BK, HC

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value (the “Shares”), of ExpressJet Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices are located at 700 North Sam Houston Parkway West, Suite 200, Houston, Texas.

Between October 2004 and July 2008, Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”) purchased 4.25% convertible notes due 2023 issued by the Issuer (the “Notes”). Upon the terms and subject to the conditions set forth in the Indenture, dated as of August 5, 2003 (the “Indenture”), among the Issuer, a subsidiary of the Issuer, as guarantor, and The Bank of New York Trust Company, N.A., as successor trustee thereunder (the “Trustee”), governing the Notes and the Notes, (i) each $1,000 original principal amount of the Notes was convertible at the option of the Holder into approximately 54 Shares and (ii) the holders of the Notes had the right to require the Issuer to repurchase the Notes on August 1, 2008, 2013 and 2018 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest thereon, if any.

At the end of June, 2008, the Issuer gave notice of its intention to satisfy its repurchase obligation with respect to the Notes on August 1, 2008 by issuing Shares and on July 2, 2008, the Issuer commenced an exchange offer (the “Offer to Exchange”) pursuant to which the Issuer offered to repurchase all of the outstanding Notes. Under the terms of the Offer to Exchange, in exchange for each $1,000 principal amount validly tendered and not withdrawn, the Issuer would pay:

•

a number of Shares equal to (i) the principal amount of the Notes tendered plus accrued and unpaid interest thereon through July 31, 2008 divided by (ii) 97.5% of the average closing sale price of the Shares for the five consecutive trading days ending on July 29, 2008, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during such five consecutive trading days; or

•

if the Issuer did not meet the conditions to using Shares in connection with its obligation to repurchase under the Indenture, $1,000 in cash plus accrued and unpaid interest thereon through July 31, 2008.

According to the Current Report on 8-K, dated August 1, 2008, filed by the Issuer with the Securities and Exchange Commission (the “SEC”), $59,747,000 aggregate principal amount, or approximately 47%, of the outstanding Notes by principal amount were validly tendered accepted for payment pursuant to the Offer in exchange for 163,824,975 Shares and a nominal amount of cash in lieu of fractional Shares.

Credit Suisse Securities (USA) LLC received 30,260,477 Shares in exchange for $19,036,000 aggregate principal amount of Notes tendered pursuant the Offer to Exchange. The Reporting Person may currently be deemed to beneficially own 3,002,505 Shares after giving effect to the Issuer’s 10-1 reverse stock split, effective on October 2, 2008 and certain purchases and sales in the open market. See Item 5 below for a more complete description of the reverse stock split.

The Reporting Person also may be deemed to beneficially own $8,000,000 principal amount of the Notes owned by CS SEC USA LLC.

Item 2.	Identity and Background.

This Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the sole member of CS Sec USA LLC, a Delaware limited liability company and a registered broker-dealer that effects trades in many companies. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own Shares and such Shares are not reported in this Schedule 13D. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Persons. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, are set forth on Schedules A-1 through A-4 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC,, nor to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-4 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On August 26, 2004, the Securities and Exchange Commission (the “SEC”) issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that Donaldson, Lufkin & Jenrette Securities Corp. (“DLJ”), predecessor in interest to CSFB LLC, violated Section 15(b)(4)(e) of the Exchange Act, which requires broker-dealers reasonably to supervise persons subject to their supervision with a view toward preventing violations of the federal securities laws, by failing reasonably to supervise a DLJ registered representative with a view toward preventing the registered representative’s violations of Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”), Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder. The SEC censured CSFB LLC pursuant to Section 15(b)(4) of the Exchange Act and ordered CSFB LLC to (i) pay a fine of $1 million, (ii) retain an independent consultant to evaluate the effectiveness of CSFB LLC’s supervisory and compliance systems, policies and procedures designed to detect and prevent violations of certain federal securities laws and (iii) implement all of the recommendations contained in the final report of the independent consultant.

On May 31, 2005, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that CSFB LLC violated Section 17(a) of the Exchange Act and SEC Rule 17a-3(a)(2) thereunder and failed reasonably to supervise with a view toward preventing or detecting a CSFB LLC trader’s violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder, which prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities. In connection with the order, CSFB LLC undertook to improve various supervisory procedures. The SEC ordered CSFB LLC to (i) pay a fine of $200,000 and (ii) cease and desist from committing any current or future violations of Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder.

On September 17, 2008, CSG announced that it had reached a settlement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force regarding Auction Rate Securities (ARS). While neither admitting nor denying allegations of wrongdoing, Credit Suisse agreed to repurchase at par ARS held by eligible individual investors, charities and certain businesses and pay a $15 million penalty. Credit Suisse estimates the cost of the buy back will be approximately $550 million. Additionally, under the terms of the settlement, CSG also consented to to special Financial Industry Regulatory Authority ARS arbitration to resolve potential claims of consequential damages and agreed to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for Institutional Investors. ARS where the auctions are clearing or there is a scheduled redemption are not covered by the settlement.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate consideration (exclusive of commissions) paid by CS Sec USA LLC for the acquisitions of the $19,036,000 principal amount of Notes exchanged for the Shares in the Offer to Exchange described above was $15,675,196.

The funds used by CS Sec USA LLC to acquire the $19,036,000 principal amount of the Notes exchanged for the Shares in the Offer to Exchange and the Shares acquired in the open market described above came from working capital.

Item 4.	Purpose of Transaction.

The Reporting Person intends to review its investments in the Shares from time to time on an ongoing basis, and, subject to applicable law and regulation and depending upon various factors, including, without limitation, general market and economic conditions, an on-going analysis of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other events or developments.

As part of the Reporting Person’s ongoing review of its investments in the Shares, the Reporting Person may from time to time hold discussions or otherwise communicate with, and respond to inquiries from various parties, including, without limitation, the Board of Directors, management or representatives of the Issuer, other security holders of the Issuer and other persons or entities.

Based on such ongoing review and such discussions and inquiries, and subject to applicable law and regulation and depending upon, among other things, the factors described above, the Reporting Person may determine to pursue various alternatives strategies with respect of its investment in the Issuer including, without limitation, directly or indirectly participating in the following activities:

•	seeking representation on or to otherwise change the composition of the Board of Directors of the Issuer;

•

making recommendations to the Board of Directors and management of the Issuer concerning potential business strategies, mergers, acquisitions, dispositions, dividend policies, capital structures, the provisions of the Restated Certificate of Incorporation (“Charter”) or Bylaws of the Issuer or other matters; or

•	engaging or participating in actions or transactions that, directly or indirectly, could have the purpose or effect of changing or influencing control of the Issuer.

In addition, from time to time and depending on the factors discussed above, the Reporting Persons may dispose of all or part of their holdings of Shares or other securities, may acquire beneficial ownership of additional of Shares or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise, and may engage in hedging or similar transactions with respect to the Shares or other securities of the Issuer.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5.	Interest in Securities of the Issuer.

(a)        As of December 2, 2008, the Reporting Person may be deemed to beneficially own an aggregate of 3,002,505 Shares, all of which are directly held by CS Sec USA LLC.

According to the Current Report on Form 8-K, dated October 1, 2008 (the “8-K”), filed by the Issuer with the SEC, at a special meeting of stockholders, the Issuer received stockholder approval for a proposal to amend the Charter to effect a one-for-ten reverse split (the “Reverse Split”) of the Shares. According to the 8-K, the Reverse Split would become effective on October 2, 2008. At that time, each ten (10) outstanding Shares would be combined into and automatically become one (1) outstanding Share and the total number of outstanding Shares would be reduced from 216,910,182 to approximately 21,691,018 shares. The amendment to the Charter would not change the par value of the Shares, which remains at $0.01 per share.

The Reporting Person may be deemed to beneficially own 15.8% of the outstanding Shares. The calculation of the foregoing percentage is on the basis of 18,945,532 Shares outstanding as of November 10, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2008 filed with the SEC on November 12, 2008.

To the best knowledge of the Reporting Person, and except as described herein, neither of the Reporting Persons nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-4 attached hereto, beneficially owns any additional Shares.

(b)       With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC.

(c)        Except as otherwise described herein, to the knowledge of the Reporting Person, neither the Reporting Person nor any person set forth on Schedules A-1 through A-4 hereto has effected any transactions in the Shares during the period beginning September 15, 2008 and ending on the date of this filing. Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person and its subsidiaries since October 1, 2008.

(d)       No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Credit Suisse Securities USA LLC also owns $8,000,000 principal amount of the Notes. Except as reported herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC nor, to the best knowledge of the Reporting Person, any person set forth on Schedules A-1 through A-4 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE

By: /s/ Louise Guarneri
Name:	Louise Guarneri
Title:	Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department and Head of the Global Markets Solution Group	United States
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking and Americas Region Human Resources	United States
Gary Bullock	Five Canada Square London, Great Britain	Head of Global Operations for the Investment Bank	Great Britain
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Global Investment Banking Division	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking Division and Americas Region	United States
Gael de Boissard	One Cabot Square London, Great Britain	Head of Global Securities, Co-Head in the Europe, Middle East and Africa (EMEA) Region and Head of the Global Rates and Foreign Exchange Group	France
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities Responsible for Equities and Securities Sales and Research	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking, Head of the Global Mergers and Acquisitions Group	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking Division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Proprietary Trading	United States

Steven Kantor	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities and Co-Head of Illiquid Alternatives Business, Head of Credit Products, Head of Commercial Real Estate and Head of Private Placements Group	United States
David Mathers	One Cabot Square London, Great Britain	Head of Finance and Strategy for Investment Banking Division	Great Britain
Jonathan McHardy	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities Responsible for Fixed Income Emerging Markets, Commodities, Life Finance, Special Opportunities and Tax	Great Britain
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and Co-General Counsel for the Investment Banking Division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of Credit Suisse for the Europe, Middle East and Africa Region	United States
Cristina Von Bargen	Eleven Madison Avenue New York, NY 10010 USA	Head of Corporate Communications for the Investment Banking Division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Anthony De Chellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States
Anthony De Chellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States

SCHEDULE B

The following table lists all trades effected by the indicated entity in the Shares during the 60-day period prior to December 2, 2008. All trades were arbitrage trades and were effected in ordinary trading on the indicated exchange.

Date	Entity	Buy/Sell	Quantity	Security	Price	CCY	Exchange
02-Oct-2008	CS Sec USA LLC (FBC)	Sell	44.00	Shares	1.65	USD	Chicago Stock Exchange
09-Oct-2008	CS Sec USA LLC (FBC)	Sell	32.00	Shares	1.23	USD	Chicago Stock Exchange
13-Oct-2008	CS Sec USA LLC (FBC)	Sell	28.00	Shares	1.53	USD	Chicago Stock Exchange
22-Oct-2008	CS Sec USA LLC (FBC)	Sell	32.00	Shares	1.95	USD	Chicago Stock Exchange
23-Oct-2008	CS Sec USA LLC (FBC)	Sell	46.00	Shares	1.94	USD	New York Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.81	USD	Pacific Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.81	USD	Pacific Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	110.00	Shares	1.78	USD	New York Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.78	USD	New York Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.78	USD	New York Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.78	USD	New York Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.78	USD	Pacific Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.78	USD	Pacific Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.80	USD	New York Stock Exchange

07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.79	USD	Third Market
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.80	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.80	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.79	USD	Pacific Stock Exchange
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.79	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.80	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.82	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.84	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.84	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.84	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	100.00	Shares	1.84	USD	NASDAQ
07-Nov-2008	CS Sec USA LLC (FBC)	Buy	200.00	Shares	1.83	USD	NASDAQ